SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           WASHINGTON HOMES, INC.
                 -----------------------------------------
                             (Name of Issuer)

                   Common Stock (voting), $.01 par value
                 -----------------------------------------
                     (Title of Class of Securities)

                                938864105
                 -----------------------------------------
                              (CUSIP Number)

                          Peter S. Reinhart, Esq.
                 Senior Vice President, General Counsel
                        Hovnanian Enterprises, Inc.
                        10 Highway 35, P.O. Box 500
                        Red Bank, New Jersey 07701
                             (732) 747-7800

                                Copy to:

                           Vincent Pagano, Esq.
                       Simpson Thacher & Bartlett
                          425 Lexington Avenue
                        New York, New York 10017
                             (212) 455-2000
         ----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                            August 28, 2000
         ----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

                           (Page 1 of 12 Pages)

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CUSIP No. 938864105                  13D                   Page 2 of 12 Pages
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1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
          Hovnanian Enterprises, Inc.
          22-1851059
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /_/
                                                       (b) /X/
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3.   SEC USE ONLY:
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4.   SOURCE OF FUNDS:
          WC, 00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          /_/
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
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NUMBER OF      7.   SOLE VOTING POWER
 SHARES                0
               --------------------------------------------------------------
 BENEFI-       8.   SHARED VOTING POWER
 CIALLY                3,920,254<F1> (see Item 5 herein)
               --------------------------------------------------------------
OWNED BY       9.   SOLE DISPOSITIVE POWER
 EACH                  0
               --------------------------------------------------------------
REPORTING      10.  SHARED DISPOSITIVE POWER
 PERSON                3,920,254<F1> (see Item 5 herein)
  WITH
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          0
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:

          /X/
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<F1>  Hovnanian Enterprises, Inc. has entered into Voting Agreements, dated
      August 28, 2000 with certain stockholders of Washington Homes, Inc., which provide that signatory stockholders will vote their shares of Washington Homes Common Stock in favor of a proposal to adopt the
      Merger Agreement (as defined below). Hovnanian Enterprises, Inc. does not have any rights as a stockholder of Washington Homes, Inc. pursuant to said Voting Agreements. Accordingly, Hovnanian Enterprises, Inc. expressly disclaims beneficial ownership of all shares subject to said agreements.
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CUSIP No. 938864105                  13D                   Page 3 of 12 Pages
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          50.3%
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14.  TYPE OF REPORTING PERSON:
          CO
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                                                           Page 4 of 12 Pages

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the voting common stock, par value $.01 per share (the "Washington Homes Common Stock"), of Washington Homes, Inc., a Maryland corporation ("Washington Homes"). The address of the principal executive office of Washington Homes is 1802 Brightseat Road, Landover, Maryland 20785-4235.

Item 2.   Identity and Background.
          -----------------------

          This Schedule 13D is filed by Hovnanian Enterprises, Inc., a Delaware corporation ("Hovnanian" or the "Reporting Person"). The address of the principal executive office of Hovnanian is 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701. Hovnanian is a leading national homebuilder in the United States.

          To the best of Hovnanian's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Hovnanian, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          During the last five years, neither Hovnanian nor, to the best of Hovnanian's knowledge, any of the executive officers or directors of Hovnanian listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Hovnanian and Washington Homes entered into an Agreement and Plan of Merger dated as of August 28, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Washington Homes will merge (the "Merger") with and into WHI Holding Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Hovnanian, ("WHI Holding"), with WHI Holding as the surviving corporation. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Washington Homes Common Stock not owned or held by Hovnanian or Washington Homes (which will be canceled) will be converted into the right to receive, at the election of the holder of Washington Homes Common Stock, subject to the limitations and prorations stated in the Merger Agreement, 1.39 shares of Class A Common Stock, par value $.01 per share, of




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                                                           Page 5 of 12 Pages

Hovnanian ("Hovnanian Common Stock") or $10.08 in cash or a combination of Hovnanian Common Stock and cash.

          In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Hovnanian entered into Voting Agreements (the "Voting Agreements"), dated as of August 28, 2000, with certain stockholders of Washington Homes named therein (collectively, the "Stockholders"), whereby the Stockholders agreed to vote all of the shares of Washington Homes Common Stock owned beneficially or held of record by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof. Hovnanian did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

          References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibit 1 and Exhibits 2 and 3, respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.   Purpose of the Transaction.
          --------------------------

          The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

          Upon consummation of the Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and By-laws of WHI Holding will be the Certificate of Incorporation and By-laws of the surviving corporation of the Merger, (b) the directors of WHI Holding shall be the directors of the surviving corporation of the Merger and (c) the officers of Washington Homes shall be the officers of the surviving corporation of the Merger. It is also expected that the shares of Washington Homes Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

          The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by Washington Homes' stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The Merger is also subject to approval by Hovnanian's stockholders of the issuance of the shares of Hovnanian Common Stock pursuant to the Merger, but holders of shares of Hovnanian common stock in excess of the required majority in voting power of such common stock have entered into a voting agreement with Washington Homes similar to the Voting Agreements in which such Hovnanian



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                                                           Page 6 of 12 Pages

stockholders have agreed to vote their shares in favor of such issuance. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

          Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, (i) to vote all of the shares of Washington Homes Common Stock owned beneficially or held of record by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares. The Voting Agreements terminate upon the earlier to occur of (a) the completion of the Merger, (b) 90 days after the termination of the Merger Agreement in respect of which Hovnanian is entitled to payment by Washington Homes of fees and expenses as described in the Merger Agreement, (c) 15 days after the termination of the Merger Agreement for any other reason or (d) written notice of termination by Hovnanian to the Stockholders. The name of each Stockholder and the number of outstanding shares of Washington Homes Common Stock held by each Stockholder and subject to the Voting Agreements are set forth on the signature pages thereto and are incorporated herein by reference.

          Certain of the Stockholders entered into the Voting Agreement included as Exhibit 2 to this Schedule 13D and identified as "Form A" of the Voting Agreements. The remaining Stockholders entered into the Voting Agreement included as Exhibit 3 to this Schedule 13D and identified as "Form B" of the Voting Agreements. The principal difference between the two forms of Voting Agreements relates to an exception under certain circumstances to the voting obligations of the Stockholders subject to Form B of the Voting Agreements and to the restrictions on transfer of the shares subject to such Voting Agreement. Stockholders holding 1,787,715 shares of Washington Homes Common Stock, or approximately 22.9% of the outstanding shares of Washington Homes Common Stock, are subject to Form A of the Voting Agreements and Stockholders holding 2,132,539 shares of Washington Homes Common Stock, or approximately 27.4% of the outstanding shares of Washington Homes Common Stock, are subject to Form B of the Voting Agreements.

          Hovnanian does not have any right to dispose (or direct the disposition of) any shares of Washington Homes Common Stock pursuant to the Voting Agreements. Accordingly, Hovnanian expressly disclaims beneficial ownership of all such shares.

          References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibit 1 and Exhibits 2 and 3, respectively, to this




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                                                           Page 7 of 12 Pages

Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of Washington Homes.
          ------------------------------------------

          The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

          The aggregate number of shares of Common Stock covered by the Voting Agreements is 3,920,254 (representing approximately 50.3% of the shares of Washington Homes Common Stock outstanding as of August 28, 2000, as represented by Washington Homes in the Merger Agreement).

          By virtue of the Voting Agreements, Hovnanian may be deemed to share with the Stockholders the power to vote, and to have the power to restrict the Stockholders' disposition of, the shares of Washington Homes Common Stock subject to the Voting Agreements. Hovnanian, however, is not entitled to any rights as a stockholder of Washington Homes as to the shares of Washington Homes Common Stock covered by the Voting Agreements and expressly disclaims any beneficial ownership of the shares of Washington Homes Common Stock subject to the Voting Agreements.

          Other than as set forth in this Schedule 13D, to the best of Hovnanian's knowledge as of the date hereof (i) neither Hovnanian nor any subsidiary or affiliate of Hovnanian nor any of Hovnanian's executive officers or directors, beneficially owns any shares of Washington Homes Common Stock and (ii) there have been no transactions in the shares of Washington Homes Common Stock effected during the past 60 days by Hovnanian, nor to the best of Hovnanian's knowledge, by any subsidiary or affiliate of Hovnanian or any of Hovnanian's executive officers or directors.

          Reference to, and descriptions of, the Merger Agreement and Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Washington Homes.
          -----------------------------------------

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

          Copies of the Merger Agreement and the Voting Agreements are included as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D. To the best of Hovnanian's knowledge, except as described in this



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                                                           Page 8 of 12 Pages

Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Washington Homes.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit   Description
-------   -----------

  1. Agreement and Plan of Merger, dated as of August 28, 2000, among Hovnanian Enterprises, Inc. ("Hovnanian"), WHI Holding Co., Inc., and Washington Homes, Inc..

  2. Voting Agreement (Form A), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein.

  3. Voting Agreement (Form B), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein.






























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                                                           Page 9 of 12 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HOVNANIAN ENTERPRISES, INC.


                                      By /s/ Peter S. Reinhart
                                        --------------------------------
                                          Peter S. Reinhart
                                          Senior Vice President
                                          General Counsel

Dated: September 7, 2000


































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                                                           Page 10 of 12 Pages

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                        OF HOVNANIAN ENTERPRISES, INC.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Hovnanian Enterprises, Inc. Each such person is a U.S. citizen, and the business address of each such person is 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701.



    Board of Directors
      Name and Title                 Present Principal Occupation
   -------------------               ----------------------------

Kevork S. Hovnanian,        Chairman of the Board,
Chairman of the Board       Hovnanian Enterprises, Inc.

Ara K. Hovnanian,           President and Chief Executive Officer,
Director                    Hovnanian Enterprises, Inc.

Paul W. Buchanan,           Senior Vice President--Corporate Comptroller,
Director                    Hovnanian Enterprises, Inc.

Arthur M. Greenbaum,        Senior Partner,
Director                    Greenbaum, Rowe, Smith, Ravin, Davis & Himmel

Desmond P. McDonald,        Retired
Director

Peter S. Reinhart,          Senior Vice President and General
Director                    Counsel/Secretary, Hovnanian Enterprises, Inc.

J. Larry Sorsby,            Senior Vice President and Chief Financial
Director                    Officer, Hovnanian Enterprises, Inc.

Stephen D. Weinroth,        Chairman of the Board,
Director                    Core Laboratories, N.V.;
                            Senior Partner,
                            Andersen, Weinroth & Co., L.P.;
                            Co-Chairman of the Board and Chairman of the Investment Committee,
                            First Brittania, N.V.







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                                                           Page 11 of 12 Pages

Executive Officers Who Are Not Directors


        Name                Title and Present Principal Occupation
        ----                --------------------------------------

William L. Carpitella       Senior Vice President, Organizational
                            Development, Hovnanian Enterprises, Inc.

Kevin Hake                  Vice President and Treasurer,
                            Hovnanian Enterprises, Inc.








































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                                                           Page 12 of 12 Pages

                                  EXHIBIT INDEX

Exhibit    Description

  1. Agreement and Plan of Merger, dated as of August 28, 2000, among Hovnanian Enterprises, Inc. ("Hovnanian"), WHI Holding Co., Inc., and Washington Homes, Inc..

  2. Voting Agreement (Form A), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein.

  3. Voting Agreement (Form B), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein.